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NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (June 29, 2011) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.076667 on Shaw’s Class B Non-Voting Participating Shares and $0.076458 on Shaw’s Class A Participating Shares, payable on each of September 29, October 28 and November 29, 2011 to all holders of record at the close of business September 15, October 15 and November 15, 2011, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive dividends unless they are holders of record on the record date announced by Shaw in respect of a particular dividend declaration, and there is no entitlement to any dividend prior to such date.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca